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                                                                  EXHIBIT (A)(2)


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LOGO   UNION TEXAS PETROLEUM                                    NEWS RELEASE

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FOR IMMEDIATE RELEASE                                                May 4, 1998


                     ARCO ANNOUNCES MERGER AGREEMENT WITH
                             UNION TEXAS PETROLEUM

               $3.3 BILLION DEAL SUBSTANTIALLY INCREASES ARCO'S
                     INTERNATIONAL PRODUCTION AND RESERVES

              KKR, CONTROLLING 25.6% OF UNION TEXAS STOCK, SIGNS
               COMMITMENT TO TENDER UNION TEXAS INTEREST TO ARCO


        LOS ANGELES AND HOUSTON - ARCO (NYSE: ARC) and Union Texas Petroleum (NYSE: UTH) announced today that they have signed a definitive merger agreement under which ARCO will acquire for cash all outstanding shares of Union Texas common stock for $29 per share in a transaction valued at approximately $3.3 billion, including debt and preferred stock of Union Texas. The agreement was approved unanimously by the Boards of Directors of both companies.

        In connection with the transaction, ARCO has obtained a commitment from Kohlberg Kravis Roberts & Co. to tender its holdings of 25.6 percent of the outstanding Union Texas common shares pursuant to the tender offer.

        ARCO Chairman and Chief Executive Officer Mike R. Bowlin called the agreement "an important building block" for the company. "This acquisition is consistent with our strategy of building scale and presence in 5 to 6 core producing areas as a means of creating shareholder value," Bowlin added. "Over 90 percent of Union Texas' assets are located in ARCO's core producing areas, specifically Venezuela, Indonesia, the North Sea and Alaska. The combination of the two companies solidifies ARCO's position as a significant player in those regions and is another step toward accomplishing our goal of becoming a great global player."

        Bowlin noted that "the transaction is especially attractive to ARCO because of the exceptional degree of overlap between the assets of the two companies and the ability to implement significant cost reductions as a consequence." Bowlin said he expects the combination to eventually yield after-tax cost savings of at least $85 million per year.

        The transaction will immediately add 140,000 barrels per day of oil equivalent (BOE) to ARCO's production. Union Texas expects strong production growth over the near term from assets such as the Britannia field in the North Sea, the Boqueron and DZO concessions in Venezuela, and the Alpine field in Alaska.

        The transaction will also add 573 million barrels of proved reserves for a gross cost of $5.76 per BOE. ARCO estimates it is paying approximately $5 per proved BOE based on costs attributable to producing oil and gas assets. In addition, probable and possible reserves also have been identified for future development.

        "In addition to strengthening our core areas," Bowlin noted, "Union Texas offers several new venture options to ARCO, ranging from its long-established operations in Pakistan to its growing position in Kazakhstan and Azerbaijan in the Caspian region. Finally, Union Texas' long-term experience in Indonesia's LNG business should prove valuable as we continue development and marketing of ARCO's Tangguh gas reserves discovered last year."

        John Whitmire, Chairman and Chief Executive Officer of Union Texas, said that "ARCO's tender offer reflects the proven value and potential of Union Texas Petroleum. Over the past two years, Union Texas' management team and our employees around the world have made significant progress in creating exciting growth prospects for our company in areas such as Venezuela, Kazakhstan, China and Northern Africa. I believe it was Union Texas' growth performance that attracted ARCO to our organization."

        Bowlin said he expects the acquisition to be accretive to operating cash flow in the first year and only modestly dilutive to earnings through next year. He noted that there is little downside risk in this transaction as Union Texas' production from known resources is rising and the cost reductions anticipated are totally within ARCO's control.

        ARCO expects the tender offer will be completed by the end of the company's second quarter. ARCO plans to finance the transaction using commercial paper and other short-term borrowings backed by existing and additional bank facilities.

        Under the terms of the merger agreement, ARCO will commence an all-cash tender offer for all of Union Texas' outstanding common stock on or prior to May 8, 1998. Any shares not purchased in the tender offer will be acquired for $29 per share in cash pursuant to a merger after completion of the tender offer. As of March 31, 1998, Union Texas had approximately 85.25 million shares outstanding. The transaction is subject to usual closing conditions, including regulatory approvals.

        Union Texas Petroleum is a Houston-based oil and gas company with 1997 sales of $909 million and assets of $2.0 billion. In addition to its Caspian Sea exploration projects and major operations in Indonesia, the North Sea and Venezuela, the company also has operations in Pakistan, where it produces approximately 45 percent of the country domestic oil output.

        ARCO is a Los Angeles-based integrated oil and gas company with 1997 earnings of $1.8 billion and global assets of $25.3 billion. Worldwide operations include all aspects of exploration, production and marketing of crude oil, natural gas, and natural gas liquids, as well as refining, marketing and transportation of petroleum products. ARCO is also the majority owner of ARCO Chemical Company.

                                      ###


[Some of the matters discussed in this news release are foward-looking statements that involve risks and uncertainties. Actual results could differ materially based on numerous factors, including the realized level of crude oil and natural gas production and other risks detailed from time to time in the company's SEC reports, including the 1997 report on Form 10-K.]



        For information call:
             ARCO:   (Media) Albert Greenstein, 213-486-3384;
                     (Investors) Dennis Schiffel, 213-486-1511
             UTP:    (Media) Carol Cox, 713-968-2714;
                     (Investors) John Zimmerrnan, 713-963-2740

                         ARCO-UNION TEXAS PERSPECTIVES

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ASSETS
UTP total proved reserves: 573 million barrels of oil equivalent (BOE) of which 25% is from the United Kingdom, 37% from Indonesia, 27% from Venezuela, 5% from Pakistan, and 6% from Alaska.

1997 UTP production was 44 million BOE (51% natural gas), which is expected to increase with development of operations in Venezuela, the Britannia field in the U.K., and the Alpine field in Alaska.

ARCO-UTP SYNERGY
U.K. NORTH SEA: Adds to ARCO's growing presence in the Central North Sea.
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Britannia (9.42% interest), one of the largest gas and condensate projects in the U.K., is expected to begin production in August, 1998. Net proved reserves are 54 million BOE. The Alba oil field (15.5%) overlies the Britannia field with 34 million BOE reserves. The Piper/Claymore and associated satellite fields (20% interest) add 33 million BOE of reserves. UTP's 25% interest in the Sean peak shaver fields enhances ARCO's strong presence in the Southern Gas Basin with 20 million BOE reserves. 1997 average net production from the U.K as a whole was 49,000 BOE per day.

INDONESIA: Enhances ARCO's current oil and gas operations and fits with ARCO's
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Tangguh LNG project scheduled for startup in 2003/2004. UTP operations include a
37.8% interest (26.25% direct, 11.56% indirect through Unimar) in the Sanga
Sanga production sharing contract (PSC) with production supplying the Bontang
LNG plant. UTP has a 50% interest in Unimar whose subsidiary VICO operates the Bontang PSC and is part operator of the Bontang LNG facility. Proved reserves were 219 million BOE at the end of 1997 while average net production was 57,000 BOE per day.

VENEZUELA: Builds upon ARCO's Hamaca project and third reactivation round
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fields. Operator of the DZO unit (100%). In addition, UTP expects to take operatorship of the Boqueron field later this year. Boqueron has 40 million barrels of reserves while the DZO has 114 million barrels. Net production is currently 27,000 BOE per day from the DZO.

PAKISTAN: Adds scope to ARCO's current portfolio. UTP is operator with 30%
--------
equity in oil and gas production from 35 fields in the Badin areas in southeastern Pakistan. Proved reserves are 27 million BOE at the end of 1997 while average net production was 13,000 BOE per day.

ALASKA: Increases ARCO's 56% interest in the Alpine field by 22%. Total field
------
reserves are estimated at 365 million barrels. UTP's share of proved reserves is 32 million BOE.

EXPLORATION
UTP has attractive ventures in Kazakhstan and Azerbaijan. ARCO, through its LUKARCO joint venture partnership with LUKOIL, has a 12.5% interest in the Caspian Pipeline Consortium and a 5% interest in the Tengiz oil field in Kazakhstan. Other UTP prospects are in Trinidad, Tunisia, Papua New Guinea, Italy, China, Greece, Yemen, Jordan, Bolivia, and Egypt, and Algeria. ARCO operates a crude oil upgrade project at the Rhourde el Baguel field in Algeria.

PETROCHEMICALS
UTP has a 41% interest and operates an olefins plant in Louisiana. Interests also include related natural gas liquids plant, pipelines and storage.

------------------------------------------------------------------------
As of December 1997                 ARCO        UTP         COMBINED
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Financial
---------
Revenues ($MM)                   19,272         933          20,205
Net Income ($MM)                  1,771         136           1,907
Cash from Operations ($M)         3,722         272           3,994

Production
Oil (mbbl/d)                        641          58             699
Gas (mmcf/d)                      1,910         365           2,275
Combined (mboepd)                   959         119           1,077
% International                      23%        100%             32%

Reserves
Oil (mmbl)                        2,699         296*          2,995
Gas (bcf)                         8,472       1,605          10,077
Combined (mmboe)                  4,111         573           4,684
% International                      27%         94%             35%

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* Including acquisition of Desarrollo Zulia Occidental (DZO)
in February 1998
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